Exhibit 99.35

CONSENT OF LEONARDO DE MORAES SOARES

The undersigned hereby consents to the use of the reports listed below, and the information derived therefrom, as well as to the reference to their name, in each case where used or incorporated by reference in the Registration Statement on Form 40-F of Ero Copper Corp. being filed with the United States Securities and Exchange Commission, and any amendments thereto.

1.	Technical Report on the NX Gold Mine entitled “Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina” dated January 8, 2021, with an effective date of September 30, 2020.

2.	Technical Report on the NX Gold Mine entitled “Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina” dated February 3, 2020, with an effective date of September 30, 2019.

Yours truly,

/s/ Leonardo de Moraes Soares
Name: Leonardo de Moraes Soares, MAIG

Dated: June 4, 2021